Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MEETING INFORMATION	AGENDA

Date: Monday, May 15, 2023	1.	To receive and consider the consolidated financial statements of Baytex Energy Corp. ("Baytex") for the year ended December 31, 2022, together with the report of the auditors.

	2.	To consider and, if deemed advisable, to pass an ordinary resolution, the full text of which is set forth in Appendix A to the accompanying management information circular and proxy statement dated April 3, 2023 (the "Information Circular") approving the issuance of up to an aggregate of 323,323,741 common shares of Baytex ("Baytex Shares") to Ranger Oil Corporation ("Ranger") securityholders ("Ranger Shareholders") pursuant to the agreement and plan of merger dated February 27, 2023 between Baytex and Ranger, as may be amended from time to time (collectively, the "Merger Agreement"), as more particularly described under "Matters to be Acted Upon at the Meeting – Merger Resolution" in the Information Circular, consisting of: (i) up to 311,213,987 Baytex Shares issuable pursuant to the Merger Agreement; (ii) up to 11,609,754 Baytex Shares issuable in connection with the conversion of the Ranger Convertible Awards (as defined in the Information Circular) into Converted Baytex TRSU Awards (as defined in the Information Circular) pursuant to the Merger Agreement; and (iii) an additional 500,000 Baytex Shares to account for clerical and administrative matters in accordance with policies of the Toronto Stock Exchange, including the rounding of fractional Baytex Shares to ensure that there are a sufficient amount of Baytex Shares to effect the Merger (as defined below) (collectively, the "Merger Resolution").

Time: 3:00 p.m. (Calgary time)	3.	Elect eight (8) directors.

	4.	Appoint the auditors and authorize the directors to fix their remuneration.

Place: Online at: https://web.lumiagm.com/#/287416586	5.	Consider a non-binding advisory resolution to accept our approach to executive compensation.
	6.	Transact such other business as may properly be brought before the annual and special meeting of holders of Baytex Shares ("Baytex Shareholders") to be held on May 15, 2023 at 3:00 p.m. (Calgary time) and any adjournment(s) or postponement(s) thereof (the "Meeting").

The Merger

Baytex and Ranger agreed to combine their respective businesses and entered into the Merger Agreement, which was unanimously approved by the board of directors of Baytex (the "Baytex Board") and the board of directors of Ranger (the "Ranger Board"). Upon the formation of an indirect wholly owned subsidiary of Baytex ("Merger Sub") prior to closing of the Merger (as defined below), Merger Sub will become a party to the Merger Agreement by a joinder agreement. In addition to the foregoing, the Merger Agreement provides for, among other things, the acquisition of all of the issued and outstanding Class A common stock of Ranger ("Ranger Class A Common Stock") by Baytex. The Merger Agreement provides for the combination of Baytex and Ranger through the merger of Merger Sub with and into Ranger (the "Merger"), with Ranger continuing its existence as the surviving corporation following the Merger as an indirect wholly owned subsidiary of Baytex.

General

Under the terms of the Merger Agreement, Ranger Shareholders will receive 7.49 Baytex Shares plus US$13.31 cash, for each share of Ranger Class A Common Stock (including any shares issued pursuant to the Opco Unit Exchange (as defined in the Information Circular) other than certain excluded shares as described in the Merger Agreement) held immediately prior to closing of the Merger.

You are not required to approve the Merger itself. However, pursuant to the rules of the Toronto Stock Exchange, Baytex Shareholders are required to approve the issuance of Baytex Shares pursuant to the Merger, given that the number of Baytex Shares to be issued to Ranger Shareholders as part of the consideration under the Merger exceeds 25% of the number of Baytex Shares which are outstanding, on a pre-acquisition non-diluted basis. The Merger Resolution must be approved by a simple majority of the votes cast by Baytex Shareholders present in person or represented by proxy at the Meeting. Completion of the Merger is subject to, among other things, approval of the Merger by Ranger Shareholders, approval of the Merger Resolution by the Baytex Shareholders, the receipt of all necessary regulatory and stock exchange approvals and satisfaction of certain other closing conditions that are customary for a transaction of this nature.

Following the Merger, Baytex will continue to be led by Eric T. Greager, President and Chief Executive Officer of Baytex and the Baytex leadership team. Baytex intends to add one senior operational leader (Julia Gwaltney) to the Baytex leadership team and retain the Ranger team operating in Houston. Additionally, concurrent with closing of the Merger, Baytex will take appropriate actions to cause Jeffrey E. Wojahn and one additional independent director to be chosen by Ranger from the directors serving on the Ranger Board as of February 27, 2023 (collectively, the "Ranger Designees") to be elected or appointed to the Baytex Board and thereafter, the Baytex Board will, subject to the terms of the investor and registration rights agreement (the "IRRA") dated February 27, 2023 entered into among Baytex and the Ranger Class B Holders (as defined below), will cause the Ranger Designees (provided they are willing to serve) to be nominated to serve on the Baytex Board at any election of Baytex directors occurring on or before December 31, 2024.

If the requisite shareholder and regulatory approvals are obtained and if the other conditions to the Merger becoming effective are satisfied or waived, it is expected that the Merger will be completed in the second quarter of 2023.

Support Agreement

Pursuant to the Merger Agreement, on February 27, 2023, Rocky Creek Resources, LLC, a Delaware limited liability company ("Rocky Creek"), and JSTX Holdings, LLC a Delaware limited liability company ("JSTX" and, together with Rocky Creek, the "Ranger Class B Holders"), executed and delivered to Baytex a support agreement (the "Support Agreement"). Pursuant to the Support Agreement, the Ranger Class B Holders have, among other things, except in limited circumstances, agreed to: (i) vote in favour of the Merger; (ii) not transfer their Class B common stock, par value of $0.01 per share of Ranger (the "Ranger Class B Common Stock") and common units in ROCC Energy Holdings, L.P. (the "Opco Common Units") between signing the Merger Agreement and the Effective Time (as defined in the Information Circular); and (iii) prior to the Effective Time, exercise their right to exchange all of their Opco Common Units and shares of Ranger Class B Common Stock for shares of Ranger Class A Common Stock (the Ranger Class A Common Stock, together with the Ranger Class B Common Stock, the "Ranger Common Stock"). The Ranger Class B Holders collectively own more than a majority of the outstanding shares of the Ranger Common Stock entitled to vote on the Merger Agreement.

IRRA

Pursuant to the IRRA, Ranger Class B Holders have agreed that of the Baytex Shares issued to such Ranger Class B Holders upon closing of the Merger and the related transactions, one-third will be subject to a 90 day lock-up period, one-third will be subject to a 180 day lock-up period and one-third will be subject to a 270 day lock-up period, in each case subject to certain exceptions. In connection with the Merger, Baytex has granted the Ranger Class B Holders certain registration and piggyback resale rights in the United States, as more fully described in the IRRA and the Information Circular.

Fairness Opinion and Board Recommendation

CIBC Capital Markets ("CIBC") and RBC Capital Markets are acting as financial advisors to Baytex. CIBC has also provided the Baytex Board with an opinion that, as of February 26, 2023 and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be paid by Baytex, pursuant to the Merger Agreement, is fair, from a financial point of view, to Baytex. The fairness opinion of CIBC is attached as Appendix E to the Information Circular.

After considering the fairness opinion of CIBC and other relevant matters, the Baytex Board has unanimously determined, after receiving legal and financial advice, that the Merger Agreement and the Merger, including the issuance of the Baytex Shares pursuant to the Merger, are in the best interests of Baytex and has unanimously approved the Merger and the entering into of the Merger Agreement and unanimously recommends that Baytex Shareholders vote in favour of the Merger Resolution.

Further Instructions and Information

The accompanying Information Circular contains a detailed description of the Merger and the other matters to be acted upon at the Meeting, as well as detailed information regarding Baytex and Ranger and certain pro forma financial information regarding Baytex after giving effect to the Merger. It also includes certain risk factors relating to the completion of the Merger and other matters described in the Information Circular. We remain committed to excellence and best practices with respect to both corporate governance and our approach to executive compensation. I encourage you to review the accompanying Information Circular for a description of what we do. Please give this material your careful consideration and, if you require assistance, consult your financial, legal, tax or other professional advisors.

The Meeting will be held virtually only. All shareholders regardless of geographic location and equity ownership are able to attend the Meeting. Registered shareholders and duly appointed proxyholders will be able to vote, ask questions and engage with the Chair of the Baytex Board and the Chief Executive Officer of Baytex. Beneficial shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast but will not be able to ask questions or vote at the Meeting. Shareholders will not be able to attend the Meeting in person.

The Baytex Board unanimously recommends that Baytex Shareholders vote in favour of all nominees and resolutions at the Meeting, including the Merger Resolution.

YOUR VOTE IS IMPORTANT. You can vote your Baytex Shares in any of the following ways:

	BENEFICIAL SHAREHOLDERS	REGISTERED SHAREHOLDERS
	Shares held with a broker, bank or other intermediary	Shares held in own name and represented by a physical certificate

INTERNET	www.proxyvote.com	https:// login.odysseytrust.com/pxlogin

EMAIL OR FAX	Call or fax to the number(s) listed on your voting instruction form	Email: proxy@odysseytrust.com Fax: 1-800-517-4553

MAIL	Return the voting instruction form in the enclosed postage paid envelope	Return the form of proxy in the enclosed postage paid envelope

A vote submitted via the internet must be received by 3:00 p.m. (Calgary time) on May 11, 2023 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for any adjournment(s) or postponement(s) of the Meeting. In order to be valid, forms of proxy must be returned not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof.

Shareholders of record at the close of business on April 3, 2023 will be entitled to vote at the Meeting, unless that shareholder has transferred any Baytex Shares subsequent to that date and the transferee shareholder, not later than ten days before the Meeting, establishes ownership of the Baytex Shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the Meeting.

If you have any questions, please contact Baytex's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by phone or text at 1-866-851-2743 toll free in North America or 1-416-867-2272 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your Baytex Shares, please visit www.BaytexASM.com.

DATED at Calgary, Alberta, this 3rd day of April 2023.

By order of the Board of Directors

"Eric T. Greager"

President and Chief Executive Officer